

December 11, 2012

Via E-mail
John M. Engquist
Chief Executive Officer
H&E Equipment Services, Inc.
11100 Mead Road, Suite 200,
Baton Rouge, Louisiana 70816

> **RE: H&E Equipment Services, Inc.**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2012**
> **Filed November 11, 2012**
> **File No. 000-51759**

Dear Mr. Engquist:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended September 30, 2012

Liquidity and Capital Resources, page 34

1. Accounts receivable as a percentage of quarterly sales has increased from 49% ($105,339/217,019) as of December 31, 2011, to 61% ($123,902/$204,509) as of September 30, 2012. Please tell us the underlying reasons for the change (i.e. change in payment terms, slow payment from customers, etc.) and please provide us your accounts receivable aging so that we may better assess your allowance for doubtful accounts, given that the balance has decreased by 16% from December 31, 2011 to September 30, 2012, despite the increase in accounts receivable. Given that changes in the receivables balance often have a material impact on your reported operating cash flows, please expand MD&A in future filings to explain changes in your receivables turnover. Absent such disclosure, investors may not understand whether the change is due to changes in revenue recognition policies, adverse changes in aging, etc. See Section 501.03.a of the Financial Reporting Codification.

2. In future filings please provide a more robust discussion of your cash flows from operating activities that more fully explains the underlying reasons for changes in your other operating accounts such as inventories, accounts payable, etc. Refer to Section 501.05 of the Financial Reporting Codification for guidance.

<u>Note 10 – Condensed Consolidating Financial Information of Guarantor Subsidiaries, page 14</u>

3. We note from your condensed consolidating balance sheet on page 15 that you present the Parent's intercompany receivable of $190 million as a negative liability. Please tell us why you concluded this presentation was more appropriate than asset classification. Please describe for us the transactions which primarily generate these intercompany receivables and payables. Please explain how you concluded that these are valid receivables and payables instead of capital transactions. Additionally, please tell us why you classified your equity investment of $26 million as a negative asset instead of a liability.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, Al Pavot at (202) 551-3738 or, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief